Exhibit 99.1

PRESS RELEASE

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD AND INSTITUTIONAL PARTNERS TO ACQUIRE INTEREST IN 3,000 MW COLOMBIAN HYDROELECTRIC PORTFOLIO
BROOKFIELD, News, January 13, 2016 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that, with its institutional partners, it has committed to acquire 57.6% of the outstanding common shares of Isagen S.A. ("Isagen") from the Colombian government. Isagen owns and operates a renewable energy portfolio consisting of 3,032 MW of principally hydroelectric generating capacity and a 3,800 MW development portfolio in Colombia.
A Brookfield-led consortium will acquire 1,570,490,767 common shares of Isagen for aggregate consideration of COP 6,486 billion1 (approximately US$2.2 billion), payable in cash in US dollars on the expected closing date of January 26, 2016.  This reflects a purchase price of COP 4,130 per share (approximately US$1.38). Brookfield Renewable's equity commitment will be approximately US$243 million giving it an approximate 9% interest in Isagen. Brookfield Renewable currently has $1.2 billion of available liquidity and will fund its commitment with available resources.
The Brookfield-led consortium is also required to conduct two tender offers with respect to the remaining outstanding shares of Isagen.  Assuming all remaining Isagen shares are sold to the Brookfield-led consortium pursuant to these tender offers, Brookfield Renewable's additional equity commitment would approximate COP 1,552 billion (approximately US$517 million), which it would fund with a committed $500 million acquisition facility and existing liquidity, giving it an approximate 25% interest in Isagen.

Sachin Shah, Chief Executive Officer of Brookfield Renewable, said: "We are extremely pleased to grow our business in Colombia, an attractive market with strong long-term growth fundamentals, a highly skilled labor force and continued need for new investment. This transaction aligns with our objective of building our global renewable energy business with high quality, predominantly hydro assets."

Highlights of the Investment:

•	Market leader with a premier generation portfolio. Isagen is the third-largest power generation company in Colombia with an installed capacity of 3,032 MW. The portfolio is comprised of six hydroelectric plants, and includes the country's largest operating hydro power generating facility (San Carlos) and largest hydro-based reservoir by volume (Sogamoso). Average annual generation approximates 15,000 GWh and accounts, on average, for approximately 20% of Colombia's annual production.

•	Strong, stable cash flows. Isagen has delivered consistent operating results over the last 20 years and is well positioned to participate in the country's growth. Approximately 80% of Isagen's energy sales are derived from contracts with a broad base of large commercial and industrial customers and distribution companies. In addition, Isagen benefits from a fixed stream of reliability and capacity payments.

•	Strong operating track record. Isagen has high-quality and modern generating facilities with an average facility age of 18 years. The company's management team and employees possess extensive experience in operating electricity businesses and a comprehensive knowledge of the Colombian energy market.

•	Significant organic growth potential and expansion opportunity. The company has approximately 3,800 MW of potential expansion projects in the early stages of development providing a long-term growth opportunity.

•	Attractive economy and electricity sector. Colombia is one of the strongest and most stable economies in South America with a population of approximately 48 million, nominal GDP of US$380 billion and projected GDP growth of approximately 4% annually. Hydroelectricity is integral to the country's supply mix, accounting for 70% of installed capacity, with higher-priced natural gas and coal accounting for most of the remainder. Despite uninterrupted power demand growth since 2000, the country's per capita electricity consumption is still below the South American average, representing attractive growth potential.
About ISAGEN S.A.
Isagen's common stock is listed on the Colombian Stock Exchange under the symbol "ISAGEN". More information can be found at its website at https://www.isagen.com.co/our-company.
Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, South America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power more than four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management.
For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the number of Isagen shares expected to be acquired by the consortium and the timing of such acquisitions; the funding plans for and the closing of the initial purchase and the mandatory tender offers; the impact of the transaction on Brookfield Renewable; and the future growth potential of Colombia.

Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: economic conditions in the jurisdictions in which we do or will operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to energy markets, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; the ability to complete development and capital projects on time and on budget; the state of capital markets and our ability to access equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory changes in the power markets in which we operate, including those relating to the regulation of our assets, licensing and litigation; risk relating to our internal control environment; our potential lack of control over our operations conducted through consortiums or where minority shareholders have interests in our investments;  contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities. We caution that the foregoing list of important factors that may affect future results is not exhaustive.

The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.

(1)	Assumed exchange rate of COP 3,000/USD used throughout press release